SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC.20549

                                  SCHEDULE 13D
                                 (RULE 13D-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                           Sontra Medical Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    83568W109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Cipher 06 LLC
                         c/o Cipher Capital Partners LLC
                           590 Madison Avenue, Floor 5
                            New York, New York 10022
                           Attention: Michael S. Liss
                                 (212) 980-2700
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 30, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|
         Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 83568W109                 13D                       Page 2 of 9 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Cipher 06 LLC
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not Applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York limited liability company

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         593,750

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         593,750

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     593,750

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.20%(1)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Calculated based on the Issuer's representation that as of February 8, 2007, the Issuer had 9,576,295 shares of Common Stock outstanding, including shares of Common Stock issued to the Investors under the Purchase Agreement.

CUSIP No. 83568W109                 13D                       Page 3 of 9 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Michael S. Liss
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not Applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    593,750
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    593,750

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     593,750

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.20%(2)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(2) Calculated based on the Issuer's representation that as of February 8, 2007, the Issuer had 9,576,295 shares of Common Stock outstanding, including shares of Common Stock issued to the Investors under the Purchase Agreement.

CUSIP No. 83568W109                 13D                       Page 4 of 9 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     Jason T. Adelman
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

     Not Applicable

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    593,750
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    593,750

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     593,750

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.20%(3)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(3) Calculated based on the Issuer's representation that as of February 8, 2007, the Issuer had 9,576,295 shares of Common Stock outstanding, including shares of Common Stock issued to the Investors under the Purchase Agreement.

CUSIP No. 83568W109                 13D


ITEM 1. SECURITY AND ISSUER.

This statement relates to certain shares of common stock, $0.01 par value ("Common Stock"), of Sontra Medical Corporation, a Minnesota corporation (the "Issuer"). The principal executive offices of the Issuer are located at 10 Forge Parkway, Franklin, MA 02038.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) The names of the persons filing this statement are Cipher 06 LLC, a New York limited liability company ("Cipher"), Michael S. Liss, an individual and Jason
T. Adelman, an individual ("Mr. Adelman" and, together with Cipher and Mr. Liss, the "Reporting Persons").

(b) The address of each of the Reporting Persons is 590 Madison Avenue, Floor 5, New York, New York 10022.

(c) The principal business of Cipher is the provision of financing and financial advisory services. Each of Mr. Liss and Mr. Adelman is a managing director of Burnham Hill Partners, a division of Pali Capital, Inc. ("Burnham Hill"). The principal business of Burnham Hill is the provision of financing and financial advisor services. The principal address of Burnham Hill is 590 Madison Avenue, Floor 5, New York, New York 10022. Mr. Liss and Mr. Adelman are the managing and sole members of Cipher.

(d) During the last five years, neither Cipher, Mr. Liss nor Mr. Adelman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Cipher, Mr. Liss nor Mr. Adelman has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Cipher, Mr. Liss or Mr. Adelman was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Cipher is a New York limited liability company. Each of Mr. Liss and Mr. Adelman is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 30, 2007, Cipher purchased 475,000 shares of Common Stock and warrants to purchase an aggregate of 118,750 shares of Common Stock from the Issuer for an aggregate purchase price of $47,500.00. The source of the funds for the acquisition of securities described in this paragraph was the working capital of Cipher.

Mr. Liss and Mr. Adelman are the managing and sole members of Cipher and share voting and dispositive control of each of the securities of the Issuer described in this Item 3.

ITEM 4.            PURPOSE OF TRANSACTION.

Cipher acquired the shares of Common Stock and the warrants described in Item 3 for investment. Over time, Cipher will review its investments in the securities of the Issuer and may, at such time and from time to time, determine to acquire additional securities of the Issuer or to dispose of all or any portion of the securities of the Issuer beneficially owned by Cipher at any time. Except as described in this statement, neither Cipher, Mr. Liss nor Mr. Adelman, has any plans or proposals which relate to or would result in:

(a) The acquisition of additional securities of the Issuer, or the disposition of any securities of the Issuer, other than sales, from time to time, of the Common Stock in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended; (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) Except as described in Item 6, any change in the management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer; (e) A material change in the present capitalization or dividend policy of the Issuer; (f) Any other material change in the Issuer's business or corporate structure; (g) Any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association; (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

According to the Issuer, on February 8, 2007, there were 9,576,295 shares of Common Stock outstanding. The percentages of shares of Common Stock beneficially owned by Cipher, Mr. Liss and Mr. Adelman set forth below are based on the foregoing outstanding share figure.

(a) Cipher beneficially owns 593,750 shares of Common Stock (comprised of
475,000
shares of Common Stock and warrants to purchase 118,750 shares of Common Stock that are exercisable within 60 days from the date of issuance), which constitute 6.20% of the outstanding shares of Common Stock. Mr. Liss and Mr. Adelman are the managing and sole members of Cipher and in such capacity share power to vote and dispose of such shares.

(b) As to the shares of Common Stock beneficially owned by Cipher, the number of shares as to which Cipher has:

         (i)   Sole power to vote or to direct the vote:  593,750

         (ii)  Shared power to vote or to direct the vote: 0

         (iii) Sole power to dispose or to direct the disposition of: 593,750

         (iv)  Shared power to dispose or to direct the disposition of: 0

As to the shares of Common Stock beneficially owned by Mr. Liss, the number of shares as to which Mr. Liss has:

         (i)   Sole power to vote or to direct the vote:  0

         (ii)  Shared power to vote or to direct the vote:  593,750

         (iii) Sole power to dispose or to direct the disposition of: 0

         (iv)  Shared power to dispose or to direct the disposition of: 593,750

As to the shares of Common Stock beneficially owned by Mr. Adelman, the number of shares as to which Mr. Adelman has:

         (i)   Sole power to vote or to direct the vote:  0

         (ii)  Shared power to vote or to direct the vote:  593,750

         (iii) Sole power to dispose or to direct the disposition of: 0

         (iv)  Shared power to dispose or to direct the disposition of: 593,750

(c) In the past 60 days neither Cipher, Mr. Liss nor Mr. Adelman has effected any transactions involving Common Stock.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Cipher is party to a Common Stock and Warrant Purchase Agreement, dated as of January 2, 2007 (the "Purchase Agreement"), by and among the Issuer and the investors named therein (the "Investors"). Pursuant to the Purchase Agreement, Cipher acquired the shares of Common Stock and warrants to purchase Common Stock described in Item 3. Furthermore, pursuant to the Purchase Agreement, the Investors have the right to nominate one director candidate to the Issuer's board of directors for so long as the Investors collectively hold at least 20% of the shares of Common Stock originally purchased pursuant to the Purchase Agreement.

Except as disclosed in the preceding paragraph, neither Cipher, Mr. Liss nor Mr. Adelman has entered into any contract, arrangement or understanding with or among either of them and any other Investor or person with respect to the securities of the Issuer. Each of Cipher, Mr. Liss and Mr. Adelman disclaims membership in a group with any other Investor, and each disclaims beneficial ownership of any shares of Common Stock, warrants to purchase Common Stock, or other securities beneficially owned by any such other Investor.

Information contained in the Issuer's Current Report on Form 8-K filed with the SEC on January 4, 2007 is incorporated herein by reference thereto.

ITEM 7. MATERIAL TO BE FILES AS EXHIBITS.

Exhibit 7.1 Common Stock and Warrant Purchase Agreement, dated as of January 2, 2007, among the Issuer and the Investors(1)

Exhibit 7.2        Form of Warrant (2)

(1) Incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on January 4, 2007.

(2) Incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed with the SEC on January 4, 2007.

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 9, 2007          CIPHER 06 LLC


                                   By: /s/ Michael S. Liss
                                      ------------------------------------------
                                   Name:  Michael S. Liss
                                   Title:  Managing Member


                                   By: /s/ Jason T. Adelman
                                      ------------------------------------------
                                   Name:  Jason T. Adelman
                                   Title:  Managing Member